May 31, 2012

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:	Eastern Resources, Inc.
Form 8-K
Filed April 12, 2012
File No. 000-54645

Dear Ms. Block:

As President and Chief Executive Officer of Eastern Resources, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the comment letter, dated May 10, 2012, from the Securities and Exchange Commission (the “Commission”) addressed to the Company.

On behalf of the Company, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at 303-893-2334.

Very truly yours,

/s/Patrick W.M. Imeson
Patrick W. M. Imeson
President and Chief Executive Officer